

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

Shang-Chiai Kung
President and Chief Executive Officer
Vivic Corp.
187 E. Warm Springs Road, PMB#B450
Las Vegas, NV 89119

> **Re: Vivic Corp.**
> **Form 10-KT for the Transition Period from May 1, 2019 to December 31, 2019**
> **Filed April 2, 2020**
> **Amendment No. 1 to Form 10-KT**
> **Filed May 15, 2020**
> **File No. 333-219148**

Dear Mr. Kung:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-KT/A for the Transition Period from May 1, 2019 to December 31, 2019

Cover, page 1

1. We note that you have used an outdated version of Form 10-K. Please use the most current version of all Exchange Act forms in your future filings.

Item 9A. Controls and Procedures, page 31

2. Please amend this filing to provide management's annual report on internal control over financial reporting. Refer to Item 308 of Regulation S-K. We remind you that your amended filing should include updated certifications that are currently dated and make reference to the amended filing.

Signatures, page 36

3.   Please revise to have your principal executive officer, principal financial officer, controller or principal accounting officer, and at least the majority of the board of directors sign the report in their individual capacities. These signatures should appear in a second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed. Refer to Instruction (D)(2) to Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services